UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
____________________

SYMYX TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
____________________

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
____________________

87155s108
(CUSIP Number of Class of Securities)
____________________

Rex Jackson
Executive Vice President and Chief Financial Officer
Symyx Technologies, Inc.
3100 Central Expressway
 Santa Clara, California 95051
(408) 764-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)
____________________

Copy to:

Timothy J. Moore, Esq.
Brett D. White, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not applicable	Not applicable

*	No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable

Form or Registration No.:  Not Applicable

Filing Party:  Not Applicable

Date Filed:  Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached is a preliminary proxy statement and related materials (collectively, the “Proxy Materials”) filed on May 1, 2008 by Symyx Technologies, Inc. (the “Company”) with the Securities and Exchange Commission, relating to the Company’s Annual Meeting of Stockholders to be held on June 16, 2008. At the annual meeting, we will ask our stockholders to approve a voluntary stock option exchange program (the “Option Exchange Program”). Also attached is an electronic mail communication sent on May 1, 2008 to the Company’s employees from Isy Goldwasser, the Company’s Chief Executive Officer, regarding the Option Exchange Program (the “Employee Communication”). The Proxy Materials and Employee Communication do not constitute an offer to holders of our outstanding stock options to exchange those options. The exchange program will only be commenced, if at all, following such time as our stockholders approve the Option Exchange Program.

The tender offer described in the Proxy Materials and the Employee Communication has not yet commenced.   At the time the Option Exchange Program has commenced, the Company will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program, free of charge. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.

ITEMS 1-11, 13.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit
Number	Description
99.1	Preliminary Proxy Statement and related materials for 2008 Annual Stockholders Meeting.
99.2	Communication to employees, dated May 1, 2008, from Isy Goldwasser.